Exhibit 99.7
Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley

Act of 2002
I, Raymond Chun, certify that:
1.
I have reviewed this annual report on Form 40-F of The Toronto

-Dominion Bank (the "issuer");
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact
necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading
with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all
material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in
this report;
4.
The issuer’s other certifying officer and I are responsible

for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act
Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under
our supervision, to ensure that material information relating to the issuer,

including its consolidated subsidiaries, is made
known to us by others within those entities, particularly during the period in which this report is being prepared;
b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be
designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the
preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)
Evaluated the effectiveness of the issuer’s disclosure

controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures,

as of the end of the period covered by this report based on
such evaluation; and
d)
Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period
covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal
control over financial reporting; and
5.
The issuer’s other certifying officer and I have disclosed,

based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):
a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting
which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial
information;

and
b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s
internal control over financial reporting.
Date: December 4, 2025
/s/ Raymond Chun
Raymond Chun

Group President and Chief Executive Officer

Certification Pursuant to Section 302 of the U.S. Sarbanes-Oxley

Act of 2002
I, Kelvin Tran, certify that:
1.
I have reviewed this annual report on Form 40-F of The Toronto

-Dominion Bank (the "issuer");
2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact
necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading
with respect to the period covered by this report;
3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all
material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in
this report;
4.
The issuer’s other certifying officer and I are responsible

for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act
Rules 13a-15(f) and 15d-15(f)) for the issuer and have:
a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under
our supervision, to ensure that material information relating to the issuer,

including its consolidated subsidiaries, is made
known to us by others within those entities, particularly during the period in which this report is being prepared;
b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be
designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the
preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
c)
Evaluated the effectiveness of the issuer’s disclosure

controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures,

as of the end of the period covered by this report based on
such evaluation; and
d)
Disclosed in this report any change in the issuer’s internal control over financial reporting that occurred during the period
covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal
control over financial reporting; and
5.
The issuer’s other certifying officer and I have disclosed,

based on our most recent evaluation of internal control over financial reporting, to the issuer’s auditors and the audit committee of the issuer’s board of directors (or persons performing the equivalent functions):
a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting
which are reasonably likely to adversely affect the issuer’s ability to record, process, summarize and report financial
information;

and
b)
Any fraud, whether or not material, that involves management or other employees who have a significant role in the issuer’s
internal control over financial reporting.
Date: December 4, 2025
/s/ Kelvin Tran
Kelvin Tran
Group Head and Chief Financial Officer